Markel Corporation Ratio of Earnings to Fixed Charges (Dollars in Thousands)	Exhibit 12

	Nine Months Ended September 30,	Year Ended December 31,
	2002	2001	2000	1999	1998	1997
Earnings:
Earnings from continuing operations before income taxes	$76,529	($182,198)	($51,806)	$53,440	$75,385	$66,351
Fixed charges	33,087	52,511	56,030	27,058	22,026	21,496

Earnings from continuing operations, as adjusted
	$109,616	($129,687)	$4,224	$80,498	$97,411	$87,847

Fixed Charges:
Interest Expense	$30,031	$48,647	$52,348	$25,150	$20,406	$20,124
Portion of rental expense representative of interest
Fixed Charges	3,056	3,864	3,682	1,908	1,620	1,372

	$33,087	$52,511	$56,030	$27,058	$22,026	$21,496

Ratio of Earnings to Fixed Charges	3.3	—	—	3.0	4.4	4.1

Deficiency in the coverage of fixed charges by earnings before fixed charges
	$—	$182,198	$51,806	$—	$—	$—

Notes:

•	The Company's consolidated insurance company subsidiaries are subject to certain regulatory restrictions on the payment of dividends or advances to the Company.